TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

January 11, 2024

Dear Sir/ Madam,

Sub: Outcome of Board meeting

This has reference to our letter dated December 14, 2023, regarding the captioned subject. The Board, at their meeting held on January 10-11, 2024 transacted the following items of business:

Financial Results

1. Approved the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards (INDAS) for the quarter and nine months ending December 31, 2023;

2. Approved the audited standalone financial results of the Company as per INDAS for the quarter and nine months ending December 31, 2023;

3. Approved the audited financial statements of the Company and its subsidiaries as per INDAS and IFRS for the quarter and nine months ending December 31, 2023;

Re-appointment of an independent director

4. Based on the recommendation of the Nomination and Remuneration Committee, considered and approved the re-appointment of Chitra Nayak (DIN - 09101763), as an Independent Director for the second term of three years from March 25, 2024 to March 24, 2027, subject to shareholders' approval.

   It may be noted that Chitra Nayak has no relationship with any member of the Board of directors and meets all the criteria for being appointed as an independent director under applicable laws including circulars issued by the stock exchanges from time to time.

   Declaration pursuant to BSE Circular No. LIST/COMP/14/2018-19 dated June 20, 2018, and NSE Circular No. NSE/ CML/2018/24 dated June 20, 2018 has been obtained that she is not debarred from holding office of a Director by virtue of any order passed by the Securities and Exchange Board of India or any other such authority.

   Her brief profile is available on the website of the Company under following link: https://www.infosys.com/about/management-profiles/chitra-nayak.html

Acquisition

5. Approved acquisition of InSemi Technology Services Private Limited engaged in Semiconductor Design and Engineering R&D services. A press release along with additional information as per Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations is enclosed.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys
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Postal ballot notice

6. Approved the Postal Ballot Notice to seek approval of the shareholders for the following-
   a. Appointment of Nitin Paranjpe (DIN - 00045204), as an Independent Director for a term of five years from January 1, 2024 to December 31, 2029.
   b. Re-appointment of Chitra Nayak (DIN - 09101763), as an Independent Director for the second term of three years from March 25, 2024 to March 24, 2027.

   Postal Ballot Notice shall be sent to the shareholders in due course and the same shall be filed with the exchanges.

Incorporation of subsidiaries

7. Approved incorporation of wholly owned subsidiaries in Thailand and Kingdom of Saudi Arabia. Additional information as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations will be disclosed in due course.

Allotment of equity shares

8. Allotted 5,227 equity shares, pursuant to exercise of Restricted Stock Units by eligible employees as hereunder:

   a. 4,327 equity shares under the 2015 Incentive Compensation Plan;
   b. 900 equity shares under the Infosys Expanded Stock Ownership Program 2019.

   Consequently, on January 11, 2024, the issued and subscribed share capital of the Company stands increased to ₹ 20,75,22,63,905/- divided into 4,15,04,52,781 equity shares of ₹5/- each.

Stock grants

9. Based on the recommendations of the Nomination and Remuneration Committee, the Board approved annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of ₹3 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2024 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2024. The exercise price of RSUs will be equal to the par value of the share.

The Board meeting was held on January 10 and 11, 2024. The Board meeting on January 11, 2024 commenced at 12.30 p.m. IST and concluded at 4.00 p.m.

We are hereby enclosing herewith the financial results, press releases and annexures for your information and record. The same will also be made available on the Company's website www.infosys.com.

This is for your information and records.

Sincerely,
For **Infosys Limited**
SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA Date: 2024.01.11 16:05:30 +05'30'

Manikantha A.G.S.
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com